EXHIBIT 99.02
Sangui BioTech International , Inc.
1393 North Bennett Circle
Farmington, Utah 84025

c/o Sangui BioTech Gmbh
Alfred-Herrhausen-Str. 44
58455 Witten

Sangui BioTech International, Inc., reports sales decrease, continued losses

Shareholders' Meeting to be held on November 18, 2008

Witten, Germany, October 22, 2008 - Sangui BioTech International, Inc., published its financial statements for its fiscal year ended June 30, 2008, on October 21. According to the report on form 10-KSB as filed with the SEC the company yielded sales of its cosmetics and wound management products in the amount of approximately USD 207,000 a decrease of 44% as compared with sales revenues of approximately USD 372,000 in the previous year. The decrease is attributable to the company's focus on product development (new cosmetics series, new surgical application of Chitoskin wound pads) and a lower return on marketing efforts with respect to cosmetic products. This also entailed higher research and development cost as well as an increase in General and administrative expenses.

The company reports a net loss for the year of approximately USD 854,000 (2007 net loss: approximately USD 721,000). The resulting accumulated deficit amounts to approximately USD 23.3 million. Total shareholders' deficit as of June 30, 2006 stands at approximately USD 1.1 million. Net cash used in operating activities of approximately USD 1.1 million was offset by cash inflows from financing activities (net of effects of exchange rates) in the amount of approximately USD 1.4 million.

Operations in the 2008 financial year were financed by investments from several European investors in the amount of approximately USD 994,000. In accordance with US-GAAP the amount is shown as foreign currency translation adjustments in the profit-and-loss statement.

The company invites its shareholders to attend the General Meeting of Shareholders on November 18, 2008 on the premises of the Forschungs- und Entwicklungszentrum in Witten, Germany.

SanguiBioTech GmbH is a subsidiary of Sangui Biotech International, Inc.
(www.pinksheets.com: SGBI)

For more information please contact:

Joachim Fleing
Phone: +49 (160) 741 27 17
Fax: +49 (2302) 915 191
e-mail: fleing@sangui.de

Forward Looking Statements

Some of the statements contained in this news release discuss future expectations, contain projections of results of operation or financial condition or state other “forward-looking” information. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, among many others, the ability of the Company to raise sufficient capital to meet operating requirements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.